EXHIBIT 12

EXABYTE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands)

	Fiscal Years Ended
	Dec. 30, 2000	Jan. 1, 2000	Jan. 2, 1999	Jan. 3, 1998	Dec. 28, 1996

Pre-tax income(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(42,424)	$(51,188)	$(6,149)	$(53,123)	12,683

Fixed charges:
Interest expense, etc.	686	477	607	637	530
Appropriate portion of rentals (1).	1,923	1,972	1,957	1,990	1,969
Total fixed charges	2,609	2,449	2,564	2,627	2,499

Pre-tax income(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$(39,815)	$(48,739)	$(3,585)	$(50,496)	$15,182

Preferred dividend requirements	--	--	--	--	--

Ratio of pre-tax income to net income	1.03	0.58	2.22	1.72	1.47

Preferred dividend factor	--	--	--	--	--

Total fixed charges	2,609	2,449	2,564	2,627	2,499

Total fixed charges and preferred dividends	$2,609	$2,449	$2,564	$2,627	$2,499

Ratio of earnings to combined fixed charges and preferred dividends	(15.3)	(19.9)	(1.4)	(19.2)	6.1

(1) Management believes that the appropriate portion of rentals is representative of the interest factor, that is, 1/3 of rentals.